Contact

www.linkedin.com/in/sean-murray-california (LinkedIn)

Top Skills

IT Leadership
Data Center
Virtualization

Sean Murray

Analytical and seasoned IT Director with 30 years of experience.
Auburn, California, United States

Summary

Analytical and seasoned IT Director with 30+ years of experience in overseeing IT infrastructures, leading global teams, and implementing cloud/security measures while driving large-scale migrations and modernization initiatives. Proven ability to administer data center operations and control multi-million-dollar budgets for smooth IT service delivery, with a record of significant cost savings through technology consolidations. Adept at managing disaster recovery, delivering innovative solutions, and collaborating with C-suite executives to support business scalability and expansion.

Experience

ProSites
Director of Information Technology
July 2025 - Present (1 month)
Murrieta, California, United States

ConferenceDirect
Director of IT
July 2024 - April 2025 (10 months)
Folsom, California, United States

Leading a team of IT, BI, and software development professionals.

Aryaka Networks
Global Director of IT
December 2021 - April 2024 (2 years 5 months)
San Mateo, California, United States

- Provide technical guidance to 10 global support individuals, while overseeing desktop support, office/network infrastructure, Okta SSO management, procurement processes, and asset management, reporting to CISO
- Harness cloud strategy insights to establish a Cloud-First policy and processes, with a keen focus on enhancing efficiency and agility across all technology and infrastructure domains

- Administer Azure AD/Office 365 infrastructure while implementing Microsoft SCCM and JAMF endpoint management to maintain secure access, efficient device management, and improve security compliance
- Drove project management, procurement, and vendor relations, while achieving $80K annual savings by meticulously reviewing and renegotiating existing contracts
- Directed 16 members of the migration team in transitioning from VMware to Proxmox by planning and executing robust strategies to ensure seamless migration and uplift system performance
- Streamline workflows and foster a positive employee experience by designing and automating a comprehensive employee onboarding and offboarding process
- Consolidated technologies, integrated Amazon Prime for Business, and streamlined procurement, attaining $10K monthly savings, 15% overhead reduction, and cutting equipment lead times from 3 months to 2 weeks

Visit California
Sr. Director of Technology & Innovation
March 2020 - December 2021 (1 year 10 months)
Sacramento, California, United States

- Supervised a cross-functional team of 10 managers and ICs to drive mission-critical infrastructure, systems administration, and IT operations for high availability and reliability of services while reporting to COO
- Elevated team engagement and productivity by implementing robust incentives, defining clear metrics/KPIs, and formulating comprehensive growth plans
- Leveraged extensive industry knowledge and deployed best practices for quality and effectiveness, accomplishing consistent CSAT scores in the 98th percentile quarter over quarter
- Developed the IT PMO function by applying project management expertise to standardize practices
- Redesigned and upgraded the existing conference rooms through cutting-edge technologies to augment quality and create a more engaging in-person meeting experience
- Established and controlled the company's $11M IT budget while steering consolidation efforts, leading to $1.3M in savings within the first 3 months and optimizing financial resources
- Monitored the transition from Office365 to Google, securing $250K in annual savings while supervising IT modernization efforts across SSO, security, Salesforce, and collaboration tools to amplify overall system functionality

• Mentored 50 members of project management and business intelligence teams to maximize overall productivity

• Cultivated vendor relations and performed a competitive analysis for over 75 vendors, generating $300K in cost savings and simplifying workflow efficiency within the first three quarters through effective consolidation

Pivotal Software, Inc.
Global Director Of IT and Cloud Services
September 2014 - March 2020 (5 years 7 months)
Palo Alto, CA

• Drove a 20-member global support team while managing Pivotal's $25M IT and Cloud Services budget to assure effective service delivery and strategic financial management.

• Applied extensive cloud computing knowledge to orchestrate governance for IaaS platforms, such as VMware, AWS, GCP, and Azure, while guiding Pivotal's Tableau CoE, providing critical insights into worldwide sales forecasts

• Devised and employed a global follow-the-sun support model and strategy for R&D, EDU, GSS, and Field, achieving faster round-the-cock response and resolution times

• Crafted detailed reports on key metrics with a focus on facilitating sales and E-staff in making data-driven decisions

• Increased R/D's CI pipeline performance and decreased overall public cloud costs by 20% and 35%, respectively, through workload placement and governance model rollout

• Acted as a bridge between the IT and the M/A team during VMware's recent acquisition for seamless integration and alignment of IT infrastructure and operations

• Enabled annual savings of $1.2M by directing data center migration efforts and modernizing infrastructure

• Engineered and maintained Pivotal's initial automated, virtualized infrastructure, increasing Field and EDU productivity by 30% through better resource management

VMware
Global Director of IT, Data Center Operations & Business Strategy
February 2008 - September 2014 (6 years 8 months)
Palo Alto, CA

• Expanded the operations team from 10 to a global team of 70, with 7 direct reports, while handling all engineering and production infrastructure aspects to support business and operational growth

• Oversaw operations and maintenance across a global portfolio comprising over 70 engineering labs and offices, fostering an environment conducive to continuous innovation
• Commanded a team of 5 Principal Engineers in conceptualizing and integrating VMware's global data center footprint to create a cohesive and efficient network infrastructure
• Architected and sustained 20 labs and data centers globally to reinforce research and data processing functions

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Education

Ohlone College
General Coursework · (1994 - 1996)

Silicon Valley College
Mechanical Engineering · (1994 - 1998)